Paul J. Pollock

(212) 895-4216

ppollock@crowell.com

April 16, 2013

VIA ELECTRONIC MAIL

AND FEDERAL EXPRESS

Board of Directors

Silver Dragon Resources, Inc.

200 Davenport Road

Toronto, Ontario, M5R 1J2

Gentlemen:

We are counsel to King Yuet Chan (a/k/a Fanny Chan), King Hon (Barry) Chan, (Magnolia) Ulan Fung, Su Hu, Hing Choi Hui, Yun Ming (Roger) Leung, Wai Ngai Hui, and Yuen Wah Leung.

On April 12, 2013, our clients filed an initial Statement on Schedule 13D with the SEC, a copy of which is attached (the “13D”), with respect to 23,631,584 shares of common stock (the “Shares”) of Silver Dragon Resources, Inc. (“SDRG”). Based upon the most recent publicly available information, the Shares represent approximately 9.6% of the issued and outstanding shares of SDRG. As more particularly set forth in the 13D, our clients have entered into a Voting Agreement which was filed as an exhibit to the 13D (the “Voting Agreement”), pursuant to which, among other matters, our clients agreed to form a group for the purposes of engaging in communications with stockholders, officers, members of the board of directors and/or representatives of SDRG regarding SDRG, SDRG’s operations, and possible changes in the board of directors or management of SDRG. Under the terms of the Voting Agreement, our clients have given Fanny Chan the authority to act with respect to the Shares.

We understand that Marc Hazout has previously been in contact with Ms. Chan regarding SDRG and its current situation. To ensure that there is no miscommunication, our clients have asked us to contact you on their behalf regarding our clients’ concern about the current state of SDRG and their intentions with respect to SDRG.

Our clients are deeply disturbed about the deterioration of SDRG’s business, the significant dilution of their equity since at least May 2011 and the insider-dealing transactions that appear to have taken place over the recent past. A review of SDRG’s public filings (and related lack of required filings) highlight many of our clients’ concerns.

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As of May 5, 2011, as reported in SDRG’s final prospectus filed as part of SDRG’s registration statement on Form S-1, SDRG had 106,893,198 shares outstanding and a market price in the second quarter of 2011 (through May 11, 2011) ranging from $0.15 to $0.21 per share. Using the low end of the range,

Board of Directors

Silver Dragon Resources, Inc.

April 16, 2013

SDRG was valued at approximately $16 million. As of August 12, 2012, as reported in SDRG’s last quarterly report filed with the SEC, SDRG had 246,017,263 shares outstanding and a market price of $.0057 per share. The market’s value of SDRG had been reduced to approximately $1.4 million. These numbers do not take into account an indeterminate amount of shares that may in the future be issued upon the conversion of so-called “Toxic Convertibles” that SDRG has issued and remain outstanding. In the opinion of our clients, these issuances, as well as other actions taken by management, have left SDRG significantly undervalued.

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SDRG failed to hold its 2012 Annual Meeting, and has not filed its Quarterly Report for the Quarter Ended September 30, 2012 or its Annual Report on Form 10-K for the year ended December 31, 2012. In the case of the Form 10-Q and Form 10-K, these reports are materially delinquent. Further, our review of the SEC reports that have been filed are, in many respects, materially deficient. For example, SDRG has not filed a single material contract since March of 2007. Since that time, SDRG has entered into numerous material agreements, including the above-mentioned dilutive debt issuances, the sale of material company assets (Erbahuo Silver Mines) and the entering into of material transactions with Mr. Hazout (Travellers International, Inc.). Shareholders have not been provided with all information required by the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

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On August 31, 2012, SDRG announced the resignation of Jeffrey Sherman as its Chief Financial Officer. Shortly thereafter, on September 19, 2012, trading in SDRG’s shares was suspended by the SEC (although this was not disclosed to the public until October 9, 2012, some three weeks later). Finally, SDRG disclosed that on November 20, 2012, SF Partnership, SDRG’s independent accountants notified SDRG that certain of SDRG’s financial statements could no longer be relied upon. It follows that SDRG shareholders currently have no ability to assess the financial condition of SDRG.

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On January 29, 2013, our clients believe that SDRG issued a misleading press release about progress in obtaining a mining license at the Dadi facility. The reality, as we understand the Dadi situation, is that the mining license was originally to be obtained by November 2012. This recent announcement indicates that this target date has been delayed to 2014 and licensing remains subject to numerous conditions in order for the license to be obtained, including the payment of the requisite licensing fee. These delays push meaningful revenues at the Dadi facility back an additional year.

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SDRG’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 reveals that SDRG had convertible notes outstanding in the aggregate principal amount of $3,231,899. Subsequent reports on Form 8-K indicate that SDRG

Board of Directors

Silver Dragon Resources, Inc.

April 16, 2013

entered into forbearance agreements with four of the holders of the convertible notes representing approximately $2,689,131 in principal amount. Although we cannot reconcile the difference in the amount of the outstanding indebtedness between SDRG’s last 10-Q and the subsequent Report on Form 8-K, we do note that the forbearance agreements expired on March 31, 2013. Given the repercussions of the failure to satisfy these obligations in full, it is surprising that there has been no further disclosure on this situation.

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In spite of what appears to be a dire need for additional capital, SDRG’s sole response to date has been to borrow additional funds from a corporation owned by Mr. Hazout. We note that the aggregate of $208,254 borrowed to date appears to be a band aid on a gaping wound and does nothing to deal with the significant financial and management issues surrounding SDRG.

As you are no doubt aware, after the suspension of trading in SDRG’s shares Ms. Chan and Mr. Hazout engaged in ongoing discussions regarding Ms. Chan and a group of investors making available to SDRG funding to allow SDRG to pay off the toxic notes and to pay the fees required to obtain the mining license at the Dadi facility. Ms. Chan’s offer was conditioned, among other matters, upon members of the investor group being appointed to a majority of SDRG’s Board of Directors. On November 3, 2012, Mr. Hazout formally rejected Ms. Chan’s proposal and advised Ms. Chan that the Board of Directors of SDRG was “taking a different approach” to pursue alternative financing. It appears that the “different approach” taken by SDRG was to enter into the loan arrangement with Mr. Hazout’s affiliated entity which does nothing more than potentially enriching Mr. Hazout at the expense of shareholders.

Our clients have a vested interest in seeing SDRG succeed. They remain convinced that SDRG is undervalued and believe that SDRG’s value can be unlocked if it is properly capitalized and managed. Our clients are interested in providing the necessary capital and management and are prepared to do so on an expedited basis. In order to move forward, our clients will need to understand the current status of SDRG, including the following:

•	The status of the Sanhe Sino Top joint venture;

•	Exact details regarding the convertible notes and current discussions with the holders of these notes;

•	Details surrounding the suspension of trading by the SEC and subsequent notice of non-reliance delivered by SDRG’s independent auditors;

•	Details of the capitalization of SDRG, including all shares that may be issuable in the future upon the exercise of options, warrants and convertible notes; and

•	A thorough review of management and financial condition of SDRG.

Board of Directors

Silver Dragon Resources, Inc.

April 16, 2013

In light of the many problems surrounding SDRG, our clients will condition any future financing on obtaining control of the board of directors of SDRG. Our clients will promptly be filing this letter with an amendment to the Schedule 13D.

Our client requests a response to this letter on or before April 26, 2013. Assuming that you are willing to proceed, our clients are prepared to travel to Toronto with counsel to meet with Mr. Hazout, the other members of the Board and SDRG’s legal advisors. Our client believes that more than a majority of the outstanding shares are dissatisfied with the current direction of SDRG. In the event that the Board is not prepared to proceed in a cooperative manner as outlined above, our clients have instructed us to advise you that they are prepared to promptly take steps to replace the entire Board of Directors and strengthen the precarious position which presently confronts SDRG.

We look forward to your response.

Sincerely,

/s/ Paul J. Pollock Paul J. Pollock

CC:	Ms. Chan King Yuet (Via e-mail) Robert K. Mason, Esq.